FOR IMMEDIATE RELEASE	March 25, 2015

Micromem Updates Websites with New Videos

Toronto, New York, March 25, 2015: Micromem Technologies Inc. (“Micromem”) (CSE: MRM, OTCQX: MMTIF) announces the company has added three (3) new videos to the Micromem and MAST websites.

1)

Power Line Monitoring (PLM) video. This video provides information on the new power line monitoring technology which includes a demonstration of the installation of the PLM device by an unmanned aerial vehicle (UAV). http://magneticsensorsolutions.com/industries/energy/

2)	Magnetic Fluorescent Nano Particle Detection Platform. This video provides technical detail on this oil and gas technology. http://magneticsensorsolutions.com/industries/oil-gas/

3)	Transformer Partial Discharge detector. This video provides enhanced technical detail to our previously released video on this application. http://magneticsensorsolutions.com/industries/energy/

Micromem also announces the episode it is featured on Business Television (BTV) will re-air this coming Sunday, March 29 at 8pm EST on Business News Network (BNN). Micromem's feature can also be viewed at www.mmtif.com/media and http://www.b-tv.com/micromem-episode-301/.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTCQX - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 191,425,600
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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